EXHIBIT 4.1

Description of Assumed Junior Subordinated Debentures of American Community Bancorp, Inc., and
Agreement to Furnish Copies of Related Instruments and Documents

As a result of the merger of American Community Bancorp, Inc. (“American Community”) into the Registrant, German American Bancorp, Inc. (“German American”), German American or its subsidiaries became liable on January 1, 2011, for all financial obligations of American Community and its subsidiaries, including long-term debt obligations of American Community and Bank of Evansville.  These long-term debt obligations included two junior subordinated debentures issued by American Community in the aggregate unpaid principal amount of approximately $8,248,000 as of the date of assumption by German American, and long-term debt obligations of the bank subsidiary of American Community that such bank subsidiary had incurred in the ordinary course of its banking business.

The junior subordinated debentures were issued to ACB Capital Trust I and ACB Capital Trust II (“Trusts”) on May 6, 2005 and July 15, 2005, respectively. The common capital securities of the Trusts were wholly owned by American Community and are now wholly owned by German American; each of the Trusts issued preferred capital securities to unaffiliated investors with notional amounts that approximate the principal amount of the junior subordinated debentures held by the Trusts. One of the junior subordinated debentures is in the unpaid principal amount of approximately $5,155,000, all of which principal is due in a single installment in May 2035.  The other junior subordinated debenture is in the unpaid principal amount of approximately $3,093,000, all of which principal is due in a single installment in July 2035.  Interest is payable on each of the junior subordinated debentures a quarterly basis at a floating rate, adjustable quarterly based on the 90-day LIBOR plus a specified percentage.

German American believes that the indebtedness represented by the junior subordinated debentures is presently immaterial in amount and significance due to the very long term nature of the principal repayment obligations thereunder and the subordination and other issuer-protective provisions of the debentures that qualify them for Tier 1 capital treatment under the guidelines of the Federal Reserve Board.  German American agrees to furnish a copy of all instruments and documents that evidence (or that are related to) such debentures to the Securities and Exchange Commission upon request.